Vickers Vantage Corp. I

1 Harbourfront Avenue, #16-06

Keppel Bay Tower, Singapore 098632

Singapore

January 5, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Vickers Vantage Corp. I
Registration Statement on Form S-1
File No. 333-251352

Ladies and Gentlemen:

Vickers Vantage Corp. I (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Wednesday, January 6, 2021, or as soon thereafter as practicable.

Very truly yours,

VICKERS VANTAGE CORP. I

By:	/s/ Jeffrey Chi
Name: Jeffrey Chi Title: Chief Executive Officer